Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES THIRD QUARTER 2023 FINANCIAL RESULTS

ATHENS, Greece, November 13, 2023 (GLOBE NEWSWIRE) — Capital Product Partners L.P. (the “Partnership”, “CPLP” or “we” / “us”) (NASDAQ: CPLP), an international owner of ocean-going vessels, today released its financial results for the third quarter ended September 30, 2023.

Highlights

	Three-month periods ended September 30,
	2023	2022	Increase / (decrease)
Revenues	$95.5 million	$71.9 million	33%
Expenses	$51.0 million	$40.4 million	26%
Net Income	$17.0 million	$58.7 million	(71%)
Net Income per common unit	$0.84	$2.90	(71%)
Less: Gain on sale of vessels	—	$47.3 million	—
Adjusted Net Income (excluding gain on sale of vessels)[1]	$17.0 million	$11.5 million	48%
Adjusted Net Income per common unit (excluding gain on sale of vessels)[1]	$0.84	$0.57	47%
Average number of vessels[2]	23.0	19.4	19%

•	Operating Surplus[3] and Operating Surplus after the quarterly allocation to the capital reserve for the third quarter of 2023 were $41.7 million and $7.2 million, respectively.

•	Announced common unit distribution of $0.15 for the third quarter of 2023.

[1]

Adjusted Net Income (excluding gain on sale of vessels) and Net Income per common unit (excluding gain on sale of vessels), which we believe they are useful to analysts and investors in comparing the results of operations between periods, are not required by accounting principles generally accepted in the United States (“GAAP”) and should not be considered a substitute for Net income and Net Income per common unit prepared in accordance with GAAP or as a measure of profitability.

[2]

Average number of vessels is measured by aggregating the number of days each vessel was part of our fleet during the period and dividing such aggregate number by the number of calendar days in the period.

[3]

Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to Appendix A at the end of the press release for a reconciliation of this non-GAAP measure with net income.

Overview of Third Quarter 2023 Results

Net income for the quarter ended September 30, 2023, was $17.0 million, compared with net income of $58.7 million for the third quarter of 2022. Net income for the third quarter of 2022 included a gain of $47.3 million from the sale of the M/V Archimidis and the M/V Agamemnon. Taking into account the interest attributable to the general partner and the allocation of net income to unvested units, net income per common unit for the quarter ended September 30, 2023, was $0.84, compared to net income per common unit of $2.90 for the third quarter of 2022, or $0.57 per common unit for the third quarter of 2022, if we exclude the gain from the sale of the M/V Archimidis and the M/V Agamemnon in that quarter.

Total revenue for the quarter ended September 30, 2023, was $95.5 million, compared to $71.9 million during the third quarter of 2022. The increase in revenue was primarily attributable to the revenue contributed by the four newbuilding vessels delivered to the Partnership between the fourth quarter of 2022 and the second quarter of 2023, as well as the increase in the daily rate earned by two of the Partnership’s LNG/C vessels effective since September 1, 2022.

Total expenses for the quarter ended September 30, 2023, were $51.0 million, compared to $40.4 million in the third quarter of 2022. Total vessel operating expenses during the third quarter of 2023 amounted to $22.3 million, compared to $17.0 million during the third quarter of 2022. The increase in vessel operating expenses was mainly due to the net increase in the average number of vessels in our fleet and costs incurred during scheduled maintenance underwent by certain of our vessels. Total expenses for the third quarter of 2023 also include vessel depreciation and amortization of $21.9 million, compared to $16.2 million in the third quarter of 2022. The increase in depreciation and amortization during the third quarter of 2023 was mainly attributable to the net increase in the average size of our fleet. General and administrative expenses for the third quarter of 2023 amounted to $2.6 million, compared to $2.8 million in the third quarter of 2022.

Total other expense, net for the quarter ended September 30, 2023, was $27.5 million compared to $20.0 million for the third quarter of 2022. Total other expense, net includes interest expense and finance costs of $27.8 million for the third quarter of 2023, compared to $14.9 million for the third quarter of 2022. The increase in interest expense and finance costs was mainly attributable to the increase in the Partnership’s average indebtedness and the increase in the weighted average interest rate compared to the third quarter of 2022.

Capitalization of the Partnership

As of September 30, 2023, total cash amounted to $108.5 million. Total cash includes restricted cash of $11.7 million, which represents the minimum liquidity requirement under our financing arrangements.

As of September 30, 2023, total partners’ capital amounted to $664.5 million, an increase of $26.1 million compared to $638.4 million as of December 31, 2022. The increase reflects net income for the nine months ended September 30, 2023, other comprehensive income of $2.1 million relating to the net effect of the cross-currency swap agreement we designated as an accounting hedge and the amortization associated with the equity incentive plan of $2.8 million, partly offset by distributions declared and paid during the period in a total amount of $9.2 million and the cost of repurchasing our common units under our Unit Repurchase Program for an aggregate amount of $4.1 million.

As of September 30, 2023, the Partnership’s total debt was $1,602.4 million before financing fees, reflecting an increase of $303.1 million compared to $1,299.2 million as of December 31, 2022. The increase is attributable to the drawdowns of: a) $100.0 million under a new credit facility to partly finance the acquisition of the M/V Buenaventura Express in June 2023, b) $184.0 million under a sale and leaseback transaction to partly finance the acquisition of the LNG/C Asterix I in February 2023 and c) $108.0 million under a new financing arrangement to partly finance the acquisition of the M/V Itajai Express in January 2023, partly offset by the scheduled principal payments for the period of $64.0 million, the early repayment in full of the facility we entered into with CMB Financial Leasing Co., Ltd to partly finance the acquisition of the M/V Seattle Express, the M/V Long Beach Express and the M/V Fos Express, in February 2021, in a total amount of $23.4 million, and a $1.5 million decrease in the U.S. Dollar equivalent of the euro-denominated bonds issued by CPLP Shipping Holdings in July 2022 and October 2021 (the “Bonds”) as of September 30, 2023.

Operating Surplus

Operating surplus for the quarter ended September 30, 2023, amounted to $41.7 million, compared to $38.2 million for the previous quarter ended June 30, 2023, and $37.6 million for the quarter ended September 30, 2022. We allocated $34.4 million to the capital reserve, a decrease of $0.6 million compared to the previous quarter due to the net decrease in the rate of amortization of our debt. Operating surplus for the quarter ended September 30, 2023, after the quarterly allocation to the capital reserve, was $7.2 million.

Unit Repurchase Program

On January 25, 2021, the Board of Directors of the Partnership (the “Board”) approved a unit repurchase program, providing the Partnership with authorization to repurchase up to $30.0 million of the Partnership’s common units, which was effective for a period of two years through January 2023.

On January 26, 2023, the Board approved a new unit repurchase program, providing the Partnership with authorization to repurchase up to $30.0 million of the Partnership’s common units, effective for a period of two years through January 2025. During the quarter ended September 30, 2023, the Partnership repurchased 16,963 common units at an average cost of $14.36 per unit.

The Partnership has repurchased a total of 1,074,993 common units since the launching of the first unit repurchase plan on February 19, 2021, at an average cost of $13.46 per unit.

Quarterly Common Unit Cash Distribution

On October 23, 2023, the Board declared a cash distribution of $0.15 per common unit for the third quarter of 2023 payable on November 13, 2023, to common unit holders of record on November 6, 2023.

Sale of M/V ‘Cape Agamemnon’

On November 8, 2023 the Partnership concluded the sale of M/V Cape Agamenon generating gross proceeds from the sale of approximately $22.4 million.

Market Commentary Update

LNG market

The LNG/C market continues to experience solid growth. Term charter rates have remained firm with recent fixtures reported around $100,000 per day for 2-strokes, while the winter seasonal effect on the spot market seems to be more muted this year. While current rates are lower than last year, the year-to-date average is still higher compared to 2022. LNG trade is expanding steadily, with a projected tonne-mile growth rate of 3.5% in 2023, while latest projections see LNG/C fleet capacity growth of 9.5% in 2024 compared with tonne-mile trade growth projections of 4.9%.

Container market

The container shipping markets remains significantly below the highs witnessed in 2021-2022, as a result of declining demand, reduced port congestion and expansion of the shipping fleet. Consequently, spot freight rates have displayed varying trends across different routes over the course of the year, but, on average, they have fallen by approximately 80% from their peak in early 2022, returning to levels reminiscent of the pre-COVID era. Moreover, the vessel charter rate index experienced renewed softening in the third quarter of 2023 following some gains in the previous quarter and by August, it had declined by about 80% from early 2022 levels, although it remained approximately 55% above the pre-COVID trend.

The outlook for the remainder of 2023 and for 2024 suggests that container shipping markets are likely to continue to experience pressure due to declining demand and increased vessel supply.

Conference Call and Webcast

Today, November 13, 2023, the Partnership will host an interactive conference call at 10:00 am Eastern Time to discuss the financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Capital Product Partners” to the operator and/or conference ID 13742392. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the “call me” option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the “call me” option.

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Partnership’s website. To listen to the archived audio file, visit our website http://ir.capitalpplp.com/ and click on Webcasts & Presentations under our Investor Relations page. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 22 vessels, including seven latest generation LNG/Cs, 12 Neo-Panamax container vessels and three Panamax container vessels.

For more information about the Partnership, please visit: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, the expected financial performance of CPLP’s business, CPLP’s ability to pursue growth opportunities, CPLP’s expectations or objectives regarding future distributions, unit repurchases, market, vessel deliveries and charter rate expectations, and, in particular, the expected effects of recent vessel acquisitions on the financial condition and operations of CPLP and the container and LNG industries in general, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in CPLP’s annual report filed with the SEC on Form 20-F for the year ended December 31, 2022, filed on April 26, 2023. Unless required by law, CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CPLP does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2023	2022	2023	2022
Revenues	$95,526	$71,858	$265,077	$219,174

Expenses / (income), net:
Voyage expenses	4,124	4,386	11,906	12,417
Vessel operating expenses	19,479	14,779	57,073	43,334
Vessel operating expenses - related parties	2,851	2,254	8,063	6,825
General and administrative expenses	2,595	2,771	7,710	6,665
Vessel depreciation and amortization	21,939	16,246	61,992	52,278
Gain on sale of vessels	—	(47,275)	—	(47,275)
Impairment of vessel	—	—	7,956	—

Operating income, net	44,538	78,697	110,377	144,930

Other income / (expense), net:
Interest expense and finance cost	(27,762)	(14,945)	(76,952)	(36,997)
Other income / (expense), net	262	(5,024)	1,053	(3,638)

Total other expense, net	(27,500)	(19,969)	(75,899)	(40,635)

Partnership’s net income	$17,038	$58,728	$34,478	$104,295

General Partner’s interest in Partnership’s net income	292	1,014	589	1,803
Partnership’s net income allocable to unvested units	415	2,157	838	2,835
Common unit holders’ interest in Partnership’s net income	16,331	55,557	33,051	99,657
Net income per:
Common units, basic and diluted	$0.84	$2.90	$1.69	$5.17
Weighted-average units outstanding:
Common units, basic and diluted	19,459,264	19,162,451	19,578,570	19,264,330

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of September 30, 2023	As of December 31, 2022
Assets
Current assets
Cash and cash equivalents	$96,769	$144,635
Trade accounts receivable, net	1,989	2,102
Prepayments and other assets	24,821	7,534
Due from related party	—	3,636
Inventories	5,691	6,817
Claims	914	1,599
Assets held for sale	22,425	—

Total current assets	152,609	166,323

Fixed assets
Advances for vessels under construction – related party	—	24,000
Vessels, net	2,257,158	1,757,897

Total fixed assets	2,257,158	1,781,897

Other non-current assets
Above market acquired charters	20,139	32,320
Deferred charges, net	5,363	289
Restricted cash	11,712	10,213
Derivative asset	865	—
Prepayments and other assets	2,346	5,722

Total non-current assets	2,297,583	1,830,441

Total assets	$2,450,192	$1,996,764

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net	$82,937	$73,213
Trade accounts payable	14,060	8,322
Due to related parties	5,653	1,016
Accrued and other liabilities	30,126	17,476
Deferred revenue	20,751	18,553

Total current liabilities	153,527	118,580

Long-term liabilities
Long-term debt, net (including $6,000 payable to related party as of September 30, 2023 and December 31, 2022)	1,507,728	1,215,865
Derivative liabilities	13,748	13,525
Below market acquired charters	94,345	10,368
Deferred revenue	16,354	—

Total long-term liabilities	1,632,175	1,239,758

Total liabilities	1,785,702	1,358,338

Commitments and contingencies	—	—

Total partners’ capital	664,490	638,426

Total liabilities and partners’ capital	$2,450,192	$1,996,764

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

For the nine-month periods ended September 30,
	2023	2022
Cash flows from operating activities:
Net income	$34,478	$104,295
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	61,992	52,278
Impairment of vessel	7,956	—
Gain on sale of vessels	—	(47,275)
Amortization and write-off of deferred financing costs	2,127	2,239
Amortization / accretion of above / below market acquired charters	1,269	8,983
Amortization of ineffective portion of derivatives	(208)	—
Equity compensation expense	2,812	2,181
Change in fair value of derivatives	1,039	25,876
Unrealized bonds exchange differences	(882)	(26,486)
Unrealized cash, cash equivalents and restricted cash exchange differences	—	2,947
Changes in operating assets and liabilities:
Trade accounts receivable, net	113	2,772
Prepayments and other assets	(15,241)	325
Due from related party	3,636	—
Inventories	41	(180)
Claims	685	107
Trade accounts payable	4,632	355
Due to related parties	4,637	229
Accrued and other liabilities	5,072	995
Deferred revenue	18,552	7,835
Dry-docking costs paid	(1,917)	—

Net cash provided by operating activities	130,793	137,476

Cash flows from investing activities:
Vessel acquisitions, including time charters attached, and improvements	(466,837)	(2,518)
Advances for vessels under construction – related party	—	(30,000)
Advances for vessel held for sale	2,200	—
Proceeds from sale of vessels, net	—	127,124

Net cash (used in) / provided by investing activities	(464,637)	94,606

Cash flows from financing activities:
Proceeds from long-term debt	392,000	101,276
Deferred financing costs paid	(3,841)	(2,457)
Payments of long-term debt	(87,395)	(201,303)
Repurchase of common units	(4,090)	(4,433)
Dividends paid	(9,197)	(9,055)

Net cash provided by / (used in) financing activities	287,477	(115,972)

Net (decrease) / increase in cash, cash equivalents and restricted cash	(46,367)	116,110

Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	(2,947)

Cash, cash equivalents and restricted cash at beginning of period	154,848	30,987

Cash, cash equivalents and restricted cash at end of period	$108,481	$144,150

Supplemental cash flow information
Cash paid for interest	72,174	33,395
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	4,109	832
Capitalized dry-docking costs included in liabilities	4,109	29
Deferred costs included in liabilities	177	1,124
Expenses for sale of vessels included in liabilities	—	1,300
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	96,769	134,453
Restricted cash—non-current assets	11,712	9,697

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$108,481	$144,150

Appendix A – Reconciliation of Non-GAAP Financial Measure

(In thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, exchange differences on bonds, cash and cash equivalents exchange differences, change in fair value of derivatives, impairment, amortization / accretion of above / below market acquired charters and straight-line revenue adjustments.

Operating Surplus is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s financial performance and ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States (“GAAP”) and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with GAAP or as a measure of profitability or liquidity. Our calculation of Operating Surplus may not be comparable to that reported by other companies. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended September 30, 2023	For the three-month period ended June 30, 2023	For the three-month period ended September 30, 2022
Partnership’s net income	17,038	7,412	58,728

Adjustments to reconcile net income to operating surplus prior to Capital
Depreciation, amortization, unrealized bonds exchange differences and change in fair value of derivatives[1]	23,858	19,783	22,673
Impairment of vessel	—	7,956	—
Gain on sale of vessels	—	—	(47,275)
Amortization / accretion of above / below market acquired charters and straight-line revenue adjustments	755	3,043	3,426

Operating Surplus prior to capital reserve	41,651	38,194	37,552

Capital reserve	(34,444)	(34,960)	(29,704)

Operating Surplus after capital reserve	7,207	3,234	7,848

Increase in recommended reserves	(4,162)	(186)	(4,818)

Available Cash	3,045	3,048	3,030

[1]	Depreciation, amortization, unrealized Bonds exchange differences and change in fair value of derivatives line item includes the following components:

•	Vessel depreciation and amortization;

•	Deferred financing costs and equity compensation plan amortization;

•	Unrealized cash, cash equivalents and restricted cash exchange differences;

•	Unrealized bonds exchange differences; and

•	Change in fair value of derivatives.